# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Almonty Industries Inc., CIK 0001670061
CUSIP: 020398707
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 100 King Street West, Suite 5700, Toronto, Ontario Canada (A6), M5X 1C7
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-25-022285
Filed by CIK 0002078401

## Reporting persons
- Deutsche Rohstoff AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 14,015,647; shared voting power 0; sole dispositive power 14,015,647; shared dispositive power 0; aggregate amount beneficially owned 14,015,647 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Almonty Industries Inc.
Address of issuer's principal executive offices: 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7, Canada

## Item 2. Person Filing
Name of person filing: Deutsche Rohstoff AG
Address of principal business office or, if none, residence: Q7, 24 Mannheim Germany 68161
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The 14,015,647 common shares, no par value, of the issuer ("Common Shares") reported herein include (i) 10,472,715 Common Shares (including 2,234,077 CHESS Depositary Interests ("CDIs") that trade on the Australian Securities Exchange at a ratio of one CDI to one Common Share) held by Deutsche Rohstoff AG and (ii) 3,542,933 Common Shares issuable upon the conversion of convertible notes or debentures held by Deutsche Rohstoff AG. The percent of class reported herein is based on 281,938,231 Common Shares outstanding as of March 18, 2026, as reported in management's discussion and analysis for the year ended December 31, 2025 included in the issuer's current report on Form 6-K filed with the Securities and Exchange Commission on March 19, 2026, plus the 3,542,933 Common Shares that Deutsche Rohstoff AG may acquire upon the conversion of the aforementioned convertible notes or debentures held by Deutsche Rohstoff AG in accordance with Rule 13d-3(d) under the Securities Exchange Act of 1934.
Percent of class: 4.9
Sole power to vote or to direct the vote: 14,015,647
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,015,647
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Deutsche Rohstoff AG: /s/ Jan-Philipp Weitz, Jan-Philipp Weitz, Chief Executive Officer (04/01/2026)